MARKS &
SPENCER

Michael House
Baker Street
London W1U 8EP
Tel: 020 7935 4422
www.marksandspencer.com

02015909

Mr D H Wollmuth
Wollmuth Maher & Deutsch LLP
500 Fifth Avenue
New York
New York 10110

Date 28.2.02

SUPPL

RECEIVED
MAR 13 2002

Dear Mr Wollmuth

STOCK EXCHANGE ANNOUNCEMENT

I enclose a copy of an announcement which was released to the Stock Exchange today. I would be grateful if you could ensure this is filed with the Securities and Exchange Commission. I also enclose a duplicate set which should be date stamped by the SEC and retained by your office to confirm filing.

In addition I enclose a copy of the Announcement for your information.

Yours sincerely

P A Farrell

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

PATRICIA FARRELL
COMPANY SECRETARIAT
Room B130
020 7268 3377
Fax: : 020 7268 2440
Pat.Farrell@mark-and-spencer.com

dlw 3/22

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

MARKS &
SPENCER

Michael House
Baker Street
London W1U 8EP

Tel: 020 7935 4422
www.marksandspencer.com

RECEIVED
MAR 13 2002

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington DC 20549
USA

Our ref: File No. 82.1961
Your ref:

Date 28 February 2002

Dear Sirs

12g3-2(b) Exemption : Marks and Spencer p.l.c. : United Kingdom : 18 December 1987

The enclosed information is being supplied as follow up for our existing exemption.

Yours faithfully

Graham Oakley
Company Secretary

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

MARKS AND SPENCER P.L.C.

Proposed Return of £2 billion

Result of Court Meeting and Extraordinary General Meeting

28 February 2002

Shareholders approve Scheme of Arrangement

At a meeting today convened by the High Court, ordinary shareholders overwhelmingly approved the Scheme of Arrangement without modification. The notice of this Court Meeting was set out in the Shareholder Circular dated 29 January 2002.

The Court is expected to approve the Scheme of Arrangement at a hearing on 18 March 2002.

Resolution passed at Extraordinary General Meeting

At an Extraordinary General Meeting of the ordinary shareholders which followed immediately after the conclusion of the Court Meeting, the resolution as set out in the Notice of Extraordinary General Meeting contained in the Shareholder Circular dated 29 January 2002 was passed as a special resolution.

The resolution is for the purpose of giving effect to the Scheme of Arrangement and to amend the Articles of Association in relation to the Scheme of Arrangement, conditionally on the Scheme becoming effective.

Commenting on today's result Luc Vandevelde, Chairman and Chief Executive, said

"I am delighted that so many shareholders, both institutional and private, supported this key element of the restructuring that we announced last year. We are hoping for approval of the Court for the Scheme and the reduction in capital by 20 March 2002 which will allow us meet our commitment to return the £2 billion to shareholders before the end of this financial year.

For further information please contact:
Corporate Press Office:
020 7268 8642
Shareholder helpline:
0800 035 2780 (Freephone)

MARKS AND SPENCER P.L.C.

Proposed Return of £2 billion

Result of Court Meeting and Extraordinary General Meeting

28 February 2002

Shareholders approve Scheme of Arrangement

At a meeting today convened by the High Court, ordinary shareholders overwhelmingly approved the Scheme of Arrangement without modification. The notice of this Court Meeting was set out in the Shareholder Circular dated 29 January 2002.

The Court is expected to approve the Scheme of Arrangement at a hearing on 18 March 2002.

Resolution passed at Extraordinary General Meeting

At an Extraordinary General Meeting of the ordinary shareholders which followed immediately after the conclusion of the Court Meeting, the resolution as set out in the Notice of Extraordinary General Meeting contained in the Shareholder Circular dated 29 January 2002 was passed as a special resolution.

The resolution is for the purpose of giving effect to the Scheme of Arrangement and to amend the Articles of Association in relation to the Scheme of Arrangement, conditionally on the Scheme becoming effective.

Commenting on today's result Luc Vandevelde, Chairman and Chief Executive, said

"I am delighted that so many shareholders, both institutional and private, supported this key element of the restructuring that we announced last year. We are hoping for approval of the Court for the Scheme and the reduction in capital by 20 March 2002 which will allow us meet our commitment to return the £2 billion to shareholders before the end of this financial year.

For further information please contact:
Corporate Press Office:
020 7268 8642
Shareholder helpline:
0800 035 2780 (Freephone)